SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of April 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Transfer of the Shares of ORIX Credit from SMBC to ORIX and New Business Alliance Agreement Between Four Companies Including SMFG” made public on Thursday April 26, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 26, 2012	By	/s/ Haruyuki Urata

Haruyuki Urata
Director
Deputy President
ORIX Corporation

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

ORIX Corporation

Announcement Regarding Transfer of the Shares of ORIX Credit from SMBC to ORIX and

New Business Alliance Agreement Between Four Companies Including SMFG

TOKYO, April 26, 2012 — Sumitomo Mitsui Financial Group, Inc. (hereinafter, “SMFG”), Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), ORIX Corporation (hereinafter, “ORIX”) announced today a) the agreement to transfer all shares of ORIX Credit Corporation (hereinafter, “ORIX Credit”) held by SMBC to ORIX pursuant to necessary arrangements with the relevant authorities, resulting in making ORIX Credit a wholly-owned subsidiary of ORIX, and b) the entrance into a new business alliance agreement between the four companies of SMFG, SMBC, ORIX and ORIX Credit in place of the previously concluded alliance agreement for the purpose of maintaining the close relationship between SMFG group and ORIX and its affiliated group companies (hereinafter, “ORIX Group”). The details are as follows.

1.	Purpose

SMFG group and ORIX Group entered into a joint venture agreement in July 2009 with SMBC acquiring 51% of ORIX Credit shares and ORIX retaining 49%. Since then, ORIX Credit has responded to the wide-ranging needs of its customers leveraging the human resources and knowledge of SMFG group and ORIX Group in addition to its own business knowledge.

ORIX Credit launched its low interest rate, large credit line “VIP Loan Card” in 1987, and has expanded its business operation by increasing the number of customers centered primarily on high income individuals. ORIX Credit has played a major role in the consumer finance business of SMFG group and ORIX Group with exceptionally high-quality assets. Additionally, ORIX Credit has realized synergies within SMFG group through this alliance, such as the business alliance for guarantees provided by Promise Co., Ltd. (hereinafter, “Promise”), a member of SMFG group. As a result, ORIX Credit has generated profit and contributed to both SMFG group and ORIX Group, despite a changing market environment with restrictions on total loan amounts per borrower and a lower ceiling on interest rates.

Currently, SMFG group and ORIX Group have recognized that the consumer finance industry is starting to see a decrease in number of refund claims and a bottom out of borrowings. Based on such recognition, SMFG made Promise a wholly-owned subsidiary on April 1, 2012 with the aim of further strengthening Promise’s collaboration with SMFG’s group companies and creating an organizational framework allowing prompt and flexible strategic decision-making as a group. ORIX Group started a card loan business through ORIX Bank in March 2012 to strengthen its ability to capture future consumer finance demand.

In this way, SMFG group and ORIX Group have developed their respective consumer finance business and plan to concentrate their management resources within their groups. Therefore, as the most appropriate initiative, SMFG group and ORIX Group has reached an agreement that ORIX will purchase all the shares of ORIX Credit held by SMBC (4,004,824 shares, 51% of outstanding) and reclassify it from equity-method affiliate to wholly-owned subsidiary, and that both groups will enter into a new business alliance.

2.	Business Alliance between SMFG and ORIX Group

After the transfer of the shares of ORIX Credit, the four companies of SMFG, SMBC, ORIX and ORIX Credit will enter into a new business alliance in place of the previously concluded business alliance agreement between the three companies of SMBC, ORIX and ORIX Credit. SMFG group and ORIX Group will continue the close relationship and increase the corporate value through this new business alliance.

ORIX Credit will continue to secure a director seat from SMFG, and maintain the alliance including guarantees between Promise and ORIX Credit, and loan servicing business of ORIX Credit managed by SMFG group.

3.	Overview of ORIX Credit

1.	Company Name	ORIX Credit Corporation

2.	Address	22-20 Akebonocho 2-chome, Tachikawa-shi, Tokyo

3.	Representative	Masatoshi Kenmochi, President

4.	Main Business	Retail financial services

5.	Capital	22,170 million yen (As of March 31, 2011)

6.	Established	June 1979

7.	Shareholders (%)	SMBC (51%), ORIX (49%) As of March 31, 2011

8.	Relationships

	Capital Relationship	SMFG indirectly holds 4,004,824 common shares of ORIX Credit (51% of outstanding shares). ORIX holds 3,847,773 common shares of ORIX Credit (49% of outstanding shares).

Personal Relationship

Among ORIX Credit’s directors, 3 are executives from SMFG subsidiary SMBC and one is an executive from ORIX. Among ORIX Credit’s auditors, 2 are executives from SMFG subsidiary SMBC and one is an executive from ORIX.

As of March 31, 2012, 2 employees from SMBC are dispatched to ORIX Credit. 5 employees from ORIX Credit are dispatched to ORIX.

	Business Relationship	SMFG subsidiary SMBC and ORIX provide lending to ORIX Credit.

	Status of related parties	ORIX Credit is a subsidiary of SMFG and is therefore a related party. ORIX Credit is also an equity-method affiliate of ORIX and is therefore a related party.

9.	Recent 3 year performance and financial condition (Millions of yen, unless specified otherwise)

Fiscal Year	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011
Net Assets	44,419	47,579	50,000
Total Assets	353,017	324,380	279,564
Net Assets per Share (yen)	29,285.16	6,059.13	6,367.32
Total Revenue	37,949	35,372	31,461
Ordinary Income	9,837	5,519	4,127
Net Income	6,259	3,108	2,420
Net Income per Share (yen)	4,126.47	458.76	308.18
Dividend Per Share: Common Shares (yen)	27,656	—	—

4.	Overview of Sumitomo Mitsui Banking Corporation

1.	Company Name	Sumitomo Mitsui Banking Corporation

2.	Address	1-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo

3.	Representative	Takeshi Kunibe, President and CEO

4.	Main Business	Banking

5.	Capital	1,770,996 million yen (As of March 31, 2011)

6.	Established	June 6, 1996

7.	Shareholder (%)	SMFG (100%) As of March 31, 2011

8.	Relationships

	Capital Relationship	There is no capital relationship between SMBC and ORIX.

	Personal Relationship	Yoshinori Yokoyama, one of ORIX’s outside directors, is concurrently serving as outside director of SMBC.

	Business Relationship	SMBC provides lending to ORIX.

	Status of related parties	SMBC is not a related party of ORIX.

9.	Recent 3 year performance and financial condition (Millions of yen, unless specified otherwise)

Fiscal Year	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011
Consolidated Net Assets	4,518,647	6,894,564	6,983,132
Consolidated Total Assets	115,849,385	120,041,369	132,715,674
Consolidated Net Assets per Share (yen)	41,492.54	49,036.12	50,344.52
Consolidated Ordinary Income	2,989,608	2,579,933	2,711,380
Consolidated Ordinary Profit	59,285	557,781	751,208
Consolidated Net Income	(317,306)	332,497	450,832
Consolidated Net Income per Share (yen)	(5,740.34)	4,240.20	4,184.89
Dividend Per Share: Common Shares (yen)	1,638	1,620	1,388

5.	Overview of ORIX Corporation

1.	Company Name	ORIX Corporation

2.	Address	4-1 Hamamatsu-cho 2-chome, Minato-ku, Tokyo

3.	Representative	Makoto Inoue, President and Chief Operating Officer

4.	Main Business	Diversified financial services

5.	Capital	144,007 million yen (As of March 31, 2011)

6.	Established	April 17, 1964

7.	Shareholders (%)	Japan Trustee Services Bank, Ltd. (10.47%) The Master Trust Bank of Japan, Ltd. (9.50%) As of March 31, 2011

8.	Recent 3 year performance and financial condition (Millions of yen, unless specified otherwise)

Fiscal Year	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011
Total Shareholders’ Equity	1,167,530	1,298,684	1,319,341
Total Assets	8,369,736	7,739,800	8,581,582
Shareholders’ Equity per Share (yen)	13,059.59	12,082.56	12,273.11
Total Revenues	1,032,486	912,294	970,110
Net Income	21,924	37,757	67,275
Net Income Per Share (yen)	246.59	370.52	625.88
Dividend Per Share: Common Shares (yen)	70	75	80

6.	Number of Shares to be Acquired and Amount Held After the Transfer

1. Shares Held Before Transfer	3,847,773 shares (Number of voting rights: 3,847,773) (Percentage held: 49.0%)

2. Number of Shares Acquired	4,004,824 shares (Number of voting rights: 4,004,824) (Percentage of outstanding shares: 51.0%) (Acquisition price: Will be disclosed upon ORIX confirmation)

3. Shares Held After Transfer	7,852,597 shares (Number of voting rights: 7,852,597) (Percentage held: 100.0%)

7.	Transaction Schedule

April 26, 2012                Contract conclusion (Share transfer contract, Alliance contract)

June 29, 2012 (Planned) Transaction execution

8.	Future Outlook

The impact of this transaction on SMFG’s business performance is estimated to be minor.

The impact of this transaction on ORIX’s business performance is estimated to be minor.